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FEB 28 2018

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18001539

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-21380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monness Crespi Hardt & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue, 16th Floor
(No. and Street)

New York	NY	10017-2047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NEIL CRESPI (212) 838-7575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller LLP
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.B.

OATH OR AFFIRMATION

I, Neil Crespi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monness Crespi Hardt & Co., Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER TRAINOR
Notary Public, State of New York
No. 01TR5013422 Qualified in Nassau Co.
Commission Expires July 15, 2019

X
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONNESS CRESPI HARDT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017

WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Monness Crespi Hardt & Co., Inc.

Contents

December 31, 2017



Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders
Monness Crespi Hardt & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monness Crespi Hardt & Co., Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Monness Crespi Hardt & Co., Inc. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monness Crespi Hardt & Co., Inc.'s management. Our responsibility is to express an opinion on Monness Crespi Hardt & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monness Crespi Hardt & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Katz Sapper & Miller

We, including the tenure of the predecessor firm, have served as Monness Crespi Hardt & Co., Inc.'s auditor since 2016.

New York, New York
February 26, 2018

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001
Tel 212.557.9800
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

Monness Crespi Hardt & Co., Inc.
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	327,741
Receivables:		
Due from clearing broker (Note 3)		1,811,389
Due from shareholders		185,001
Other receivables		214,338
Prepaid expenses and other assets		62,750
Property and equipment, net of accumulated depreciation of $2,061,563 (Note 4)		57,286
Total assets	$	2,658,505

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	110,627
Accounts payable and accrued expenses		521,732
Deferred rent		102,703
Total liabilities		735,062
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, issued and outstanding		75,000
Retained earnings		1,848,443
Total equity		1,923,443
Total liabilities and stockholders' equity	$	2,658,505

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Monness Crespi Hardt & Co., Inc. (the "Company") is a broker-dealer, dealing principally with institutional investors, as a registered entity with the Securities and Exchange Commission ("SEC"), the Public Company Accounting Oversight Board, and the Financial Industry Regulatory Authority ("FINRA").

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-1 under paragraph (k)(2)(ii) of Rule 15c3-3 as disclosed in Note 3. The Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, which at times may be in excess of FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

Property and Equipment

Property and equipment are depreciated using straight-line and accelerated methods over the useful lives of the respective assets. The Company's capitalization policy provides that expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of property, the carrying value and related accumulated depreciation are removed from the accounts and any differences recognized as gain or loss on disposition or retirement.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provision of Rule 28e of the Securities Exchange Act of 1934 as amended, by segregating funds and providing for the payment of research, brokerage, quote services and other expenses permissible by Rule 28e. For the year ended December 31, 2017, the Company had several such customer arrangements.

Income Taxes

The Company, with the consent of its stockholders, has elected to be treated as a subchapter "S" corporation for federal and New York State corporate income tax purposes. Accordingly, no federal or New York State income taxes are paid on income. The Company is responsible for New York City corporation income taxes. Interest or penalties assessed by taxing authorities, if any, are segregated and reported separately from the provision for income taxes.

Standards clarify the accounting for uncertainty in income taxes recognized in a company's financial statement, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statement. As of December 31, 2017, the Company has no uncertain tax positions that meet the criteria for either recognition or disclosure in the financial statement.

The Company is required to pay a state tax based on gross receipts and to pay New York City general corporation taxes based on income, or alternatively, on income plus officers' salaries.

3. Due From Clearing Broker

The Company clears all security transactions through Goldman Sachs & Company ("GSC"), formerly Goldman Sachs Execution and Clearing LP. Under the clearing arrangement, GSC confirms securities trades, processes securities movements and records transactions for each customer introduced by the Company. GSC has custody of the Company's securities and cash balances, which serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults by the Company's customers. The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody (see Note 5).

Based on historical performance, the Company has not established an allowance for write-offs or bad debt. Under the terms of its agreement with GSC, the Company must at all times, maintain a balance of $100,000 in cash, securities (at market value) or a combination of both, with GSC, to ensure that it meets its minimum net capital requirement. The agreement with GSC further requires the Company to maintain an additional $900,000 in cash, securities, or a combination of both in its accounts with GSC.

4. Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2017:

Machinery and equipment	$ 1,666,092
Leasehold improvements	2,571,606
	4,237,698
Less: accumulated depreciation	2,061,563
	$ 2,176,135

5. Commitments and Contingencies

Leases

The Company leases office and storage space under long-term non-cancellable leases, the longest of which expires March 31, 2023. Future obligations relating to the primary terms of the Company's long-term leases are as follows:

Years Ending December 31,	
2018	$ 1,844,207
2019	1,535,453
2020	1,553,492
2021	1,577,207
2022	1,583,994
Thereafter	396,290
	$ 8,490,643

Legal Matters and Litigation

In the normal course of business, the Company is subject to litigation relating to its business activities as a broker-dealer, including civil actions and arbitration. The Company may, from time to time, be involved in proceedings and investigations by self-regulatory organizations and the SEC. As of December 31, 2017, the Company is not a party to any litigation or the subject of any regulatory investigation.

Deferred Compensation and Phantom Stock

Pursuant to the sale of his equity interest in the Company at December 31, 2015, a current employee who was a former shareholder was granted a deferred compensation arrangement whereby his surviving spouse would receive monthly payments of $25,000 for 24 months, in the event that the former shareholder dies while still an employee of the Company. In addition, the former shareholder was granted stock appreciation rights that would essentially entitle him or his beneficiary to a 5% interest in any gain on the sale of the Company, if it occurred within five years of his separation from service without cause.

Financial Instruments With Off-Balance-Sheet Risk

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company also engages in trading and brokerage activities with customers, other broker dealers and counter-parties ("trading partners"). The Company is exposed to the risk of any of its trading partners failing to fulfill their obligations. The risk of default depends on the creditworthiness of the trading partner. It is the Company's policy to review, as necessary, the credit standing of each of its trading partners.

6. 401(k) Plan

The Company is the sponsor of a 401(k) retirement plan which allows eligible employees to allocate the maximum allowed by law of their pre-tax earnings to the plan. The Company made no contributions to the plan for the year ended December 31, 2017.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had regulatory net capital of $1,404,068 which exceeded its regulatory net capital of $100,000 by $1,404,068. The ratio of aggregate indebtedness to net capital was 0.52 to 1.

8. Subsequent Events

The Company has evaluated its subsequent events through February 26, 2018, the date that the accompanying financial statement was available to be issued. There were no subsequent events requiring recognition or disclosure in the financial statement.